UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

              [ ]    Rule 13d-1(b)
              [ ]    Rule 13d-1(c)
              [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


1.      NAMES OF REPORTING PERSONS)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).
                               Sandra N. Tillotson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
        (SEE INSTRUCTIONS)                                       (b) [ ]

3.      SEC. USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Sandra N. Tillotson: United States of America

           NUMBER OF       5.    SOLE VOTING POWER
             SHARES                  Sandra N. Tillotson: 9,454,469** SEE ITEM 4
          BENEFICIALLY
            OWNED BY       6.    SHARED VOTING POWER
              EACH                   Sandra N. Tillotson: 45,000** SEE ITEM 4
           REPORTING
          PERSON WITH      7.    SOLE DISPOSITIVE POWER
                                     Sandra N. Tillotson: 9,454,469 **SEE ITEM 4

                           8.    SHARED DISPOSITIVE POWER
                                     Sandra N. Tillotson: 45,000 **SEE ITEM 4

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   Sandra N. Tillotson: 9,499,469 **SEE ITEM 4

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                 [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     Sandra N. Tillotson: 24.8% **SEE ITEM 4

12.     TYPE OF REPORTING PERSONS) (SEE INSTRUCTIONS)
                             Sandra N. Tillotson: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


Item 1  (a)      Name of Issuer

          The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

        (b)      Address of Issuer's Principal Executive Offices

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah.


Item 2  (a)      Name of Person Filing

          This report is being filed by Sandra N. Tillotson (the "Reporting Person").

        (b)      Address of Principal Business Office or, if none, Residence

          The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

        (c) Citizenship

          The Reporting Person is a citizen of the United States of America.

        (d) Title of Class of Securities

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

        (e) CUSIP Number

          The CUSIP number of the Class A Common Stock is 67018T-10-5.


Item 3  Not applicable.

Item 4  Ownership.

          (a) The Reporting Person beneficially owns or may be deemed to beneficially own 9,499,469 shares of Class A Common Stock as follows: 2,531,912 shares of Class A Common Stock, and 6,967,557 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Sandra N. Tillotson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 9,499,469 shares of Common

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5

               Stock referenced above: 25,000 shares of Class A Common Stock and 20,000 shares of Class B Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; 500,000 shares of Class B Common Stock held indirectly as the manager of CST Rhino Company, L.C.; and 250,000 shares of Class A Common Stock held indirectly as the sole trustee of The Sandra N. Tillotson Fixed Charitable Trust.

          (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 6,967,557 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by her, the Reporting Person would beneficially own or may be deemed to beneficially own 9,499,469 shares of Class A Common Stock which would constitute 24.8% of the number of shares of the then outstanding Class A Common Stock.

               Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 6,967,557 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, she would beneficially own or may be deemed to beneficially own 9,499,469 shares of Class A Common Stock which would constitute 1.9% of the aggregate voting power of the Issuer.

               Assuming no conversion of the outstanding 6,967,557 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, she would beneficially own or may be deemed to beneficially own 2,531,912 shares of Class A Common Stock and 6,967,557 shares of Class B Common Stock which would constitute 12.7% of the aggregate voting power of the Issuer and 11.2% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

          (c) (i) Assuming conversion of all outstanding 6,947,557 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has sole power to vote of direct the vote, the Reporting Person would have sole power to vote or direct the vote of 9,454,469 shares of Class A Common Stock as follows: 8,704,469 shares of Class A Common Stock held directly; 500,000 shares of Class A Common Stock held indirectly as the manager of CST Rhino Company, L.C.; and 250,000 shares of Class A Common Stock held indirectly as the sole trustee of The Sandra N. Tillotson Fixed Charitable Trust.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


               (ii) Assuming conversion of all outstanding 20,000 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has shared power to vote or direct the vote, the Reporting Person would have shared power to vote or direct the vote of 45,000 shares of Class A Common Stock held indirectly as a trustee of The Sandra N. Tillotson Foundation.

               (iii) Assuming conversion of all outstanding 6,947,557 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has sole power to dispose of direct the disposition, the Reporting Person would have sole power to dispose or direct the disposition of 9,454,469 shares of Class A Common Stock as follows: 8,704,469 shares of Class A Common Stock held directly; 500,000 shares of Class A Common Stock held indirectly as the manager of CST Rhino Company, L.C.; and 250,000 shares of Class A Common Stock held indirectly as the sole trustee of The Sandra N. Tillotson Fixed Charitable Trust.

               (iv) Assuming conversion of all outstanding 20,000 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has shared power to dispose or direct the disposition, the Reporting Person would have shared power to dispose or direct the disposition of 45,000 shares of Class A Common Stock held indirectly as a trustee of The Sandra N. Tillotson Foundation.


Item 5  Ownership of Five Percent or Less of a Class

               Not applicable.


Item 6  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.


Item 8  Identification and classification of Members of the Group

               Not applicable.


Item 9  Notice of Dissolution of Group

               Not applicable.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


Item 10 Certification

          Not applicable.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Sandra N. Tillotson
                                      By:       Sandra N. Tillotson
                                      Dated:    February 13, 2001